

April 5, 2010

By facsimile to (561) 627-8768 and U.S. Mail

Mr. Steven E. Nielsen
President and Chief Executive Officer
Dycom Industries, Inc.
11770 U.S. Highway 1, Suite 101
Palm Beach Gardens, FL 33408

Re: Dycom Industries, Inc.
       Annual Report on Form 10-K for the fiscal year ended July 25, 2009
       File No. 1-10613

Dear Mr. Nielsen:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        If you have questions about our review of these filings, you may direct them to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

                        Very truly yours,

                        Pamela A. Long
                        Assistant Director